As filed with the Securities and Exchange Commission on November 26, 2004

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-8

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

The Goldman Sachs Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-4019460 (I.R.S. Employer Identification No.)

85 Broad Street
New York, New York 10004
(Address, including zip code, of principal executive offices)

The Goldman Sachs Group, Inc. Non-Qualified Deferred Compensation Plan for U.S. Participating Managing
Directors
The Goldman Sachs Group, Inc. Non-Qualified Deferred Compensation Plan for U.S. Extended Managing Directors
and Other Select Employees
(Full title of the plans)

Kenneth L. Josselyn
85 Broad Street
New York, New York 10004
(212) 902-1000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of each Class of Securities	Amount to be	Offering Price	Aggregate	Registration
to be Registered	Registered (2)	per Unit (2)	Offering Price (2)	Fee (2)
Deferred Compensation Obligations (1)	$200,000,000	100%	$200,000,000	$25,340

1. The Deferred Compensation Obligations are unsecured obligations of The Goldman Sachs Group, Inc. to pay deferred compensation in the future in accordance with the terms of The Goldman Sachs Group, Inc. Non-Qualified Deferred Compensation Plan for U.S. Participating Managing Directors and The Goldman Sachs Group, Inc. Non-Qualified Deferred Compensation Plan for U.S. Extended Managing Directors and Other Select Employees.

2. Estimated solely for purposes of calculating the registration fee.

PART I

Information Required in the Section 10(a) Prospectus

     All information required by Part I to be contained in the prospectus is omitted from this registration statement in accordance with Rule 428 under the Securities Act of 1933, as amended (the “Securities Act”).

PART II

Information Required in the Registration Statement

Item 3. Incorporation of Documents by Reference

     The following documents have been filed by The Goldman Sachs Group, Inc. (“GS Inc.”) with the Securities and Exchange Commission (the “Commission”) (File No. 001-14965) and are incorporated herein by reference:

(a)	GS Inc.’s Annual Report on Form 10-K for the year ended November 28, 2003;

(b)	GS Inc.’s Quarterly Reports on Form 10-Q for the quarters ended February 27, 2004, May 28, 2004 and August 27, 2004; and

(c)	GS Inc.’s Current Reports on Form 8-K dated March 23, 2004, June 22, 2004, July 21, 2004, September 21, 2004 and September 27, 2004.

     All documents filed by GS Inc. after the date hereof pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold, or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities

     Under The Goldman Sachs Group, Inc. Non-Qualified Deferred Compensation Plan for U.S. Participating Managing Directors and The Goldman Sachs Group, Inc. Non-Qualified Deferred Compensation Plan for U.S. Extended Managing Directors and Other Select U.S. Employees (collectively, the “Plans”), GS Inc. will provide eligible employees with an opportunity to defer receipt of a portion of their end-of-year bonus compensation, and in certain cases net cash commissions. Deferred amounts will be credited to an account maintained on the books and records of GS Inc. in the name of the participant and will be considered to be invested in one or more notional investments.

     The participant’s deferral request, in accordance with the terms of the Plans, will determine the amount of compensation to be deferred. At the time of the deferral request, the participant will specify the date on which payment of the deferral amount will be made or commenced and the notional investments used to value the amount. Participants’ account balances will be adjusted from time to time to reflect any additional deferrals made under the Plans, positive or negative returns based on the notional investments chosen by the participants, any payments made under the Plan, and any applicable administrative charges. The Plans do not guarantee any minimum rate of return.

     The choice of notional investments available under the Plans will be determined by an investment committee (the “Committee”). Participants will be permitted to choose one or more of these notional investments, in which their accounts may be deemed invested. The Committee may change, add or eliminate notional investments at any time in its discretion and may limit the availability of one or more notional investments to any participants or group of participants.

     The obligation of GS Inc. to pay deferred amounts in accordance with the Plans (the “Deferred Compensation Obligations”) will be unsecured obligations of GS Inc. and will rank equally with other unsecured and unsubordinated indebtedness of GS Inc. from time to time outstanding. Nothing in the Plans will be construed to give a participant or any other person rights to any specific assets of GS Inc., its subsidiaries or its affiliates.

     No benefit, payment, proceed or claim under the Plans can be subject to claims, attachment, garnishment or other legal process by any creditor of a participant or any other person. Neither a participant nor any other person has the right to alienate, participate, hedge, commute, pledge, encumber, assign or otherwise dispose of or transfer any benefits, payments, proceeds or claims that may be expected under the Plans. Any attempt to so alienate , participate, hedge, commute, pledge, encumber, or assign any such benefit, payment, proceed, or claim shall be null and void and of no force or effect.

     Except in the case of death or disability (as defined in the Plans), the Deferred Compensation Obligations are not subject to redemption, in whole or in part, prior to the individual distribution dates specified by the participants. However, GS Inc. may amend or terminate the Plans at any time, with respect to any or all participants, including in any manner that adversely affects participants’ rights, and pay all amounts due under the Plans.

     The Deferred Compensation Obligations are not convertible into another security of GS Inc. The Deferred Compensation Obligations will not have the benefit of any affirmative or negative covenant on the part of GS Inc. No trustee has been appointed having the authority to take action with respect to the Deferred Compensation Obligations, and each participant will be responsible for acting independently with respect to, among other things, the giving of notices, responding to any requests for consents, waivers or amendments pertaining to the Deferred Compensation Obligations, enforcing covenants and taking action upon a default.

Item 5. Interest of Named Experts and Counsel

     The financial statements of GS Inc. as of November 28, 2003 and November 29, 2002 and for each of the three years in the period ended November 28, 2003 incorporated by reference in this registration statement and the financial statement schedule incorporated by reference in the registration statement have been included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The historical income statement, balance sheet and common share data set forth in “Selected Consolidated Financial Data” for each of the five fiscal years in the period ended November 28, 2003 incorporated by reference in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     With respect to the unaudited condensed consolidated financial statements of GS Inc. as of and for the nine months ended August 27, 2004 and for the three and the nine months ended August 29, 2003, as of and for the three and the six months ended May 28, 2004 and May 30, 2003 and the three months ended February 27, 2004 and February 28, 2003 incorporated by reference in this registration statement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their reports dated October 7, 2004, July 8, 2004 and April 5, 2004 incorporated by reference herein state that they did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated financial statements because those reports are not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

     The validity of the deferred compensation obligations to be offered and sold pursuant to the Plans will be passed upon by Sullivan & Cromwell LLP, New York, New York.

Item 6. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to GS Inc. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. Section 6.4 of GS Inc.’s by-laws provides for indemnification by GS Inc. of any director or officer (as such term is defined in the by-laws) of GS Inc. who is or was a director of any of its subsidiaries, is or was a member of the Shareholders’ Committee acting pursuant to the amended and restated shareholders’ agreement (as described in our Annual Report on Form 10-K for the fiscal year ended November 28, 2003 incorporated by reference in this registration statement) or, at the request of GS Inc., is or was serving as a director or officer of, or in any other capacity for, any other enterprise, to the fullest extent permitted by law. The by-laws also provide that GS Inc. shall advance expenses to a director or officer and, if reimbursement of such expenses is demanded in advance of the final disposition of the matter with respect to which such demand is being made, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by GS Inc. To the extent authorized from time to time by the board of directors of GS Inc., GS Inc. may provide to any one or more employees of GS Inc., one or more officers, employees and other agents of any subsidiary or one or more directors, officers, employees and other agents of any other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys’ fees, that are similar to the rights conferred in the by-laws of GS Inc. on directors and officers of GS Inc. or any subsidiary or other enterprise. The by-laws do not limit the power of GS Inc. or its board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons otherwise than pursuant to the by-laws. GS Inc. has entered into agreements with certain directors, officers and employees who have been asked to serve in specified capacities at subsidiaries and other entities.

     GS Inc. has entered into an agreement that provides indemnification to its directors and officers for all losses, damages, costs and expenses incurred by the indemnified person arising out of this registration statement. This agreement is in addition to GS Inc.’s indemnification obligations under its by-laws.

     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. GS Inc.’s amended and restated certificate of incorporation provides for such limitation of liability.

     Policies of insurance are maintained by GS Inc. under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

     Under the Plans, each member of the Administrative Committee, the Committee and the Compensation Policy Committee, as well as each of GS Inc.’s directors and officers, is indemnified against any loss, cost, liability or expense (including attorney’s fees) imposed on or incurred by such person in connection with or resulting from any action, suit or proceeding to which such person may be a party or involved by reason of any action taken or omitted to be taken under the Plans, as well as all amounts paid, with GS Inc.’s approval, in settlement thereof or paid in satisfaction of any judgment. The Plans also provide that no such person shall have any liability to any person (including a participant) for any action taken or omitted to be taken or any determination made in good faith.

Item 7. Exemption from Registration Claimed

     Not applicable.

Item 8. Exhibits

     The exhibits are listed in the exhibit index.

Item 9. Undertakings

     GS Inc. hereby undertakes:

(a)	(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 as amended;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a) (1)(i) and (a) (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by GS Inc. pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of GS Inc.’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of GS Inc. pursuant to the foregoing provisions, or otherwise, GS Inc. has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GS Inc. of expenses incurred or paid by a director, officer or controlling person of GS Inc. in the successful defense of any action, suit or proceeding) is asserted against GS Inc. by such director, officer or controlling person in connection with the securities being registered, GS Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 26th day of November, 2004.

THE GOLDMAN SACHS GROUP, INC.
By:	/s/
	Name:	Esta E. Stecher
	Title:	Executive Vice President, General Counsel

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Henry M. Paulson, Jr., Lloyd C. Blankfein, David A. Viniar, Gregory K. Palm and Esta E. Stecher, and each of them severally, his or her true and lawful attorney-in-fact with full power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name in his or her respective capacity as a member of the Board of Directors or officer of the Registrant, this Registration Statement, any and all amendments (including post-effective amendments) to this Registration Statement and any other documents filed with the Securities and Exchange Commission, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Title	Signature	Date
Director, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	/s/ (Henry M. Paulson, Jr.)	November 19, 2004
Director and Chief Operating Officer	/s/ (Lloyd C. Blankfein)	November 19, 2004
Director	/s/ (Lord Browne of Madingley)	November 19, 2004
Director	/s/ (John H. Bryan)	November 19, 2004

Title	Signature	Date
Director	/s/ (Claes Dahlbäck)	November 19, 2004
Director	/s/ (William W. George)	November 19, 2004
Director	/s/ (James A. Johnson)	November 19, 2004
Director	/s/ (James A. Johnson)	November 19, 2004
Director	/s/ (Lois D. Juliber)	November 19, 2004
Director	/s/ (Edward M. Liddy)	November 19, 2004
Director	/s/ (Ruth J. Simmons)	November 19, 2004
Chief Financial Officer (Principal Financial Officer)	/s/ (David A. Viniar)	November 19, 2004
Principal Accounting Officer	/s/ (Sarah E. Smith)	November 19, 2004

EXHIBIT INDEX

Exhibit
Number	Description	Location
4.1	The Goldman Sachs Group, Inc. Non-Qualified Deferred Compensation Plan for U.S. Participating Managing Directors	Filed as exhibit hereto.
4.2	The Goldman Sachs Group, Inc. Non-Qualified Deferred Compensation Plan for U.S. Extended Managing Directors and Other Select Employees	Filed as exhibit hereto.
5	Opinion re validity	Filed as exhibit hereto.
15	Letter re Unaudited Interim Financial Information	Filed as an exhibit hereto.
23	Consents of experts and counsel
	(a) PricewaterhouseCoopers LLP	Filed as exhibit hereto.
	(b) Sullivan & Cromwell LLP	Included in Exhibit 5.
24	Power of Attorney	Included in signature pages.